Exhibit 99.1

iQIYI Announces First Quarter 2020 Financial Results

BEIJING, May 18, 2020 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•	Total revenues were RMB7.6 billion (US$1.1 billion1), representing a 9% increase from the same period in 2019.
•	Operating loss was RMB2.2 billion (US$316.6 million) and operating loss margin was 29%, compared to operating loss of RMB2.0 billion and operating loss margin of 29% in the same period in 2019.
•

Net loss attributable to iQIYI was RMB2.9 billion (US$406.0 million), compared to net loss attributable to iQIYI of RMB1.8 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB3.92 (US$0.56), compared to diluted net loss attributable to iQIYI per ADS of RMB2.52 in the same period of 2019.

•

The number of total subscribing members was 118.9 million as of March 31, 2020, 99.2% of whom were paying subscribing members. This compares to 96.8 million of total subscribing members as of March 31, 2019, up 23% year over year.

“We delivered solid results during the first quarter despite very challenging environment caused by the COVID-19 outbreak,” commented Dr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Total revenues increased 9% year-over-year while user time spent and number of subscribers both achieved robust growth, with subscribers reaching 119 million, an increase of 23% year-over-year and a net addition of 12 million from previous quarter. The growth was driven by our strong content offerings and audience’s surging demand for digital entertainment when sheltering in place amid the outbreak of COVID-19, while our content cost continued to see moderate increase compared to a year ago. We celebrated our 10-year anniversary last month and look forward to further building out our comprehensive content library and ecosystem, capitalizing on the deep value of our original IPs and diversifying our monetization streams in the decade ahead.”

“We started off the year with solid financial and operational performance spearheaded by our membership business,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “We continued to optimize our membership system and offer premium services in addition to achieving strong net addition of subscribers during the first quarter. We are also encouraged by the progress we have been making in building a more balanced content mix, expanding our monetization initiatives and exploring technology innovations that drive efficiency. With the vast market potential of China’s digital entertainment market and the rationalizing content production industry, we believe we are well positioned to navigate through the pandemic and macro headwinds, and achieve long-term sustainable growth.”

Footnotes:

(1)

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the exchange rate in effect as of March 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

First quarter 2020 Financial Results

Total revenues reached RMB7.6 billion (US$1.1 billion), representing a 9% increase from the same period in 2019.

Membership services revenue was RMB4.6 billion (US$654.5 million), representing a 35% increase from the same period in 2019. The increase was primarily attributable to the growth in the number of subscribing members, driven by our premium content and increased entertainment demand during Chinese New Year holiday and the COVID-19 pandemic.

Online advertising services revenue was RMB1.5 billion (US$217.0 million), representing a 27% decrease from the same period in 2019. The decrease was primarily due to the challenging macroeconomic environment in China related to the COVID-19 pandemic.

Content distribution revenue was RMB602.8 million (US$85.1 million), representing a 29% increase from the same period in 2019. The growth was primarily attributable to the increase of high-quality content which fulfilled distribution to several platforms during the quarter.

Other revenues were RMB875.9 million (US$123.7 million), representing a 9% decrease from the same period in 2019, primarily due to the soft performance of certain business lines, partially offset by the growth in game business.

Cost of revenues was RMB7.9 billion (US$1.1 billion), representing an 9% increase from the same period in 2019, mainly due to increased content costs this quarter. Content costs as a component of cost of revenues were RMB5.9 billion (US$836.4 million), representing a 11% increase from the same period in 2019.

Selling, general and administrative expenses were RMB1.3 billion (US$185.1 million), representing a 15% increase from the same period in 2019. This was primarily due to higher marketing spending for certain iQIYI apps and increased allowance for doubtful accounts due to the COVID-19 pandemic.

Research and development expenses were RMB678.1 million (US$95.8 million), representing a 13% increase from the same period in 2019, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB2.2 billion (US$316.6 million), compared to operating loss of RMB2.0 billion in the same period in 2019. Operating loss margin was 29%, compared to operating loss margin of 29% in the same period in 2019.

Total other expense was RMB628.5 million (US$88.8 million), compared to total other income of RMB211.1 million during the same period of 2019. The year-over-year variance was a combined result of the fluctuation of exchange rate between Renminbi and the U.S. dollar and increased interest expenses associated with our financing activities.

Loss before income taxes was RMB2.9 billion (US$405.4 million), compared to loss before income taxes of RMB1.8 billion in the same period in 2019.

Income tax expense was RMB4.8 million (US$0.7 million), compared to income tax expense of RMB7.4 million in the same period in 2019.

Net loss attributable to iQIYI was RMB2.9 billion (US$406.0 million), compared to net loss attributable to iQIYI of RMB1.8 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB3.92 (US$0.56) for the first quarter of 2020, compared to diluted net loss attributable to iQIYI per ADS of RMB2.52 in the same period of 2019.

As of March 31, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB9.9 billion (US$1.4 billion).

Financial Guidance

For the second quarter of 2020, iQIYI expects total net revenues to be between RMB7.25 billion (US$1.02 billion) and RMB7.67 billion (US$1.08 billion), representing a 2% to 8% increase from the same period in 2019. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 8:00 PM on May 18, 2020, U.S. Eastern Time (8:00 AM on May 19, 2020, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, participant will receive dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5125109

It will automatically direct you to the registration page of “iQIYI First Quarter 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “5125109”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through May 26, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	5125109

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	3,445,343	3,861,058	4,634,347
Online advertising services	2,119,433	1,883,100	1,536,770
Content distribution	467,861	878,044	602,772
Others	957,282	874,422	875,877

Total revenues	6,989,919	7,496,624	7,649,766

Operating costs and expenses:
Cost of revenues	(7,277,196)	(7,914,438)	(7,902,864)
Selling, general and administrative	(1,140,611)	(1,399,529)	(1,310,603)
Research and development	(598,072)	(711,262)	(678,135)

Total operating costs and expenses	(9,015,879)	(10,025,229)	(9,891,602)

Operating loss	(2,025,960)	(2,528,605)	(2,241,836)

Other expense
Interest income	65,097	89,833	56,594
Interest expenses	(135,247)	(276,927)	(262,030)
Foreign exchange gain/ (loss), net	328,035	443,977	(312,422)
Loss from equity method investments	(34,535)	(49,213)	(96,838)
Other expense, net	(12,224)	(132,388)	(13,811)

Total other income/(expense), net	211,126	75,282	(628,507)

Loss before income taxes	(1,814,834)	(2,453,323)	(2,870,343)

Income tax expense	(7,443)	(22,586)	(4,841)

Net loss	(1,822,277)	(2,475,909)	(2,875,184)

Less: Net (loss)/income attributable to noncontrolling interests	(8,301)	17,876	(542)

Net loss attributable to iQIYI, Inc.	(1,813,976)	(2,493,785)	(2,874,642)
Accretion of redeemable noncontrolling interests	—	(1,542)	(1,717)

Net loss attributable to ordinary shareholders	(1,813,976)	(2,495,327)	(2,876,359)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.36)	(0.49)	(0.56)
Diluted	(0.36)	(0.49)	(0.56)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(2.52)	(3.43)	(3.92)
Diluted	(2.52)	(3.43)	(3.92)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,083,030,810	5,123,416,747	5,137,428,818
Diluted	5,083,030,810	5,123,416,747	5,137,428,818

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2019	March 31, 2020
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5,934,742	3,692,920
Restricted cash	974,932	988,156
Short-term investments	4,579,313	5,258,526
Accounts receivable	3,627,749	4,310,615
Prepayments and other assets	3,719,228	3,422,752
Amounts due from related parties	211,993	269,454
Licensed copyrights, net	1,224,881	1,432,955

Total current assets	20,272,838	19,375,378

Non-current assets:
Fixed assets, net	1,754,367	1,663,533
Long-term investments	2,982,154	3,460,325
Deferred tax assets, net	34,916	34,916
Licensed copyrights, net	6,287,330	5,937,890
Intangible assets, net	813,960	799,731
Produced content, net	4,355,221	4,507,880
Prepayments and other assets	3,508,476	2,723,251
Operating lease assets	722,742	904,188
Goodwill	3,888,346	3,888,346
Amounts due from related parties	172,200	245,700

Total non-current assets	24,519,712	24,165,760

Total assets	44,792,550	43,541,138

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,212,449	8,328,921
Amounts due to related parties	1,604,258	1,906,111
Customer advances and deferred revenue	3,081,407	3,309,262
Short-term loans	2,618,170	2,572,484
Long-term loans, current portion	736,814	745,800
Operating lease liabilities, current portion	125,412	175,410
Accrued expenses and other liabilities	3,794,656	3,839,707

Total current liabilities	20,173,166	20,877,695

Non-current liabilities:
Long-term loans	880,278	879,790
Convertible senior notes	12,296,868	12,611,230
Deferred tax liabilities	30,136	16,581
Amounts due to related parties	1,061,883	1,027,477
Operating lease liabilities	402,732	515,838
Other non-current liabilities	232,555	237,997

Total non-current liabilities	14,904,452	15,288,913

Total liabilities	35,077,618	36,166,608

Redeemable noncontrolling interests:	101,542	103,259
Shareholders’ equity:
Class A ordinary shares	142	143
Class B ordinary shares	183	183
Additional paid-in capital	41,298,328	41,620,013
Accumulated deficit	(33,834,357)	(36,729,492)
Accumulated other comprehensive income	2,106,718	2,341,740
Non-controlling interests	42,376	38,684

Total shareholders’ equity	9,613,390	7,271,271

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	44,792,550	43,541,138